# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braze, Inc., CIK 0001676238
CUSIP: 10576N102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 63 MADISON BUILDING, 28 E. 28TH ST., FLOOR 12 MAILROOM, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-002197
Filed by CIK 0001888932

## Reporting persons
- Magnuson William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,376,946; shared voting power 470; sole dispositive power 5,376,946; shared dispositive power 470; aggregate amount beneficially owned 5,377,416 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Braze, Inc.
Address of issuer's principal executive offices: 63 Madison Building, 28 E. 28th Street, 12th floor mailroom, New York, New York 10016

## Item 2. Person Filing
Name of person filing: William Magnuson
Address of principal business office or, if none, residence:
c/o Braze, Inc.
63 Madison Building
28 E. 28th Street, 12th floor mailroom
New York, New York 10016
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, Mr. Magnuson beneficially owned 349,868 shares of the Issuer's Class A common stock, par value $0.0001 per share, consisting of (a) 304,672 shares held directly by Mr. Magnuson, (b) 470 shares held indirectly by Mr. Magnuson and (c) 44,726 shares of Class A Common Stock issuable pursuant to restricted stock units held directly by Mr. Magnuson that will settle within 60 days of September 30, 2025, and 5,027,548 of the Issuer's Class B common stock, par value $0.0001 per share (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"), consisting of (a) 3,822,765 shares, and (b) 1,204,783 shares of Class B Common Stock issuable pursuant to stock options that are exercisable within 60 days of September 30, 2025. Each share of Class B Common Stock is convertible into one share of Class A Common Stock (A) at any time at the option of the holder or (B) automatically upon the occurrence of the following: (1) the transfer of such share of Class B Common Stock, except for certain transfers whereby the holder continues to hold sole voting and dispositive power with respect to each such share, (2) the death of a Class B common stockholder who is a natural person, (3) the last trading day of the fiscal quarter immediately following the fifth anniversary of the Issuer's initial public offering, (4) the date specified by affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock and (5) the last trading day of the fiscal quarter during which the then outstanding shares of Class B Common Stock first represent less than 10% of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.
Percent of class: Based on (i) 100,271,524 shares of Class A Common Stock and (ii) 11,187,414 shares of Class B Common Stock issued and outstanding, in each case as of September 30, 2025, and the information set forth in (a) above, Mr. Magnuson beneficially owned (A) 5.1% of the outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Magnuson as converted for purposes of computing this percentage), and (B) 4.8% of the outstanding Common Stock, representing 22.7% of the total voting power of the Issuer's outstanding Common Stock.
Sole power to vote or to direct the vote: 5,376,946
Shared power to vote or to direct the vote: 470
Sole power to dispose or to direct the disposition: 5,376,946
Shared power to dispose or to direct the disposition: 470

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Magnuson William: /s/ William Magnuson, William Magnuson (11/12/2025)